Exhibit 99.1

October 21, 2016

Press release

Turquoise Hill files 2016 Oyu Tolgoi Technical Report

VANCOUVER, CANADA – Turquoise Hill Resources today filed an updated compliant independently-prepared technical report under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) relating to the Oyu Tolgoi Project (the “Project”). Prepared by OreWin Pty Ltd, the 2016 Oyu Tolgoi Technical Report (2016 OTTR), updates the Oyu Tolgoi Technical Report dated September 20, 2014 (2014 OTTR). On May 5, 2016, Turquoise Hill announced that the 2016 Oyu Tolgoi Feasibility Study (OTFS16) had been finalized and presented to the Board of Directors of Oyu Tolgoi LLC. The 2016 OTTR updates the 2014 Reserve Case based on OTFS16 to the 2016 Reserves Case and includes four Preliminary Economic Assessments with regard to the Oyu Tolgoi resources.

Highlights of the 2016 OTTR Reserves Case compared to the 2014 OTTR are as follows:

•	Reserves and resources have only changed to the extent of mining depletion from open-pit operations.
•	Assumes a January 1, 2017 start date for production schedules and accommodates for the delayed mid-2016 underground project restart.
•	Assumes processing of 1.4 billion tonnes of ore, mined from the Oyut open pit and the first lift in the Hugo North underground block cave.
•	Plant capacity remains at an average production rate of 40 million tonnes per annum (Mt/a).
•	Underground mine remains at targeted full production rate of 95,000 tonnes per day.
•	Updates to expansion capital and Net Present Value (NPV) range analysis.

Oyu Tolgoi is a very large project that includes four separate deposits, as shown in Figure 1, and long-term development of Oyu Tolgoi would involve the development of the resources on all deposits. The 2016 OTTR includes additional Preliminary Economic Assessments on four Alternative Production Cases with regard to 3.4 billion tonnes of the resources from these deposits at potential increased milling capacities up to 120 Mt/a. The economic analyses of the Alternative Production Cases are effectively Preliminary Economic Assessments under NI 43-101 and therefore do not have as high a level of certainty as the 2016 Reserves Case. The Alternative Production Cases are preliminary in nature and include Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the cases will be realized. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

Turquoise Hill Resources Ltd. Suite 354 – 200 Granville Street Vancouver, British Columbia Canada V6C 1S4 T 604 688 5755 www.turquoisehill.com

Figure 1: Mine and Deposit Layout

The 2016 OTTR updates the Project’s mineral resources and mineral reserves and is available under Turquoise Hill’s profile on SEDAR at www.sedar.com. Tables 1 and 2 present summary production and financial results and the 2016 Reserves Case discount rate range analysis. All figures are in U.S. dollars unless otherwise stated.

Table 1: Summary Production and Financial Results – 2016 Reserves Case

Description	Units	2016 Reserves Case

Total Processed	Billion tonnes	1.4

Copper Grade	%	0.86

Gold Grade	Grams per tonne	0.30

Silver Grade	Grams per tonne	1.95

Copper Recoverable	Billion pounds	23.9

Gold Recoverable	Million ounces	10.4

Silver Recoverable	Million ounces	74.3

Life	Years	38

Expansion Capital	$ billion	4.63

NPV8% After Tax	$ billion	6.94

IRR After Tax	%	21

Notes:

1.	NPV8% is Net Present Value at a discount rate of 8% for all years.
2.	IRR is Internal Rate of Return.
3.

For mine planning the metal prices used to calculate block model Net Smelter Returns (NSR) were copper at $3.01/lb; gold at $1,250/oz; and silver at $20.37/oz. For the open pit processing and general administration, the following operating costs have been used to determine cut-off grades: Southwest at $8.37/t, Central Chalcocite, Central Covellite, and Central Chalcopyrite at $7.25/t and the underground costs are based on $15.34/t.

4.

2016 OTTR financial analysis long-term metal prices used are: copper at $3.00/lb; gold at $1,300/oz; and silver at $19.00/oz. The analysis has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

5.

For the underground block cave, all Mineral Resources within the shell have been converted to Mineral Reserves. This includes low grade Indicated Mineral Resources. It also includes Inferred Mineral Resources, which have been assigned a zero grade and treated as dilution.

6.	The Oyut open pit Mineral Reserves are the Mineral Reserves in the pit at the effective date of December 31, 2015. The Mineral Reserves do not include stockpiles as at that date.
7.	For Oyut, only Measured Mineral Resources were used to report Proven Mineral Reserves and only Indicated Mineral Resources were used to report Probable Mineral Reserves.
8.	For Hugo North, Measured and Indicated Mineral Resources were used to report Probable Mineral Reserves.
9.	The Mineral Reserves reported above are not additive to the Mineral Resources.
10.

Economic analysis has been calculated from the start of 2017 and excludes $0.46b expansion capital spent in 2016. Expansion capital costs include only direct project costs and exclude interest expense, capitalized interest, debt repayments, tax pre-payments and forex adjustments.

On May 5, 2016, Turquoise Hill announced the Oyu Tolgoi notice to proceed. The announcement included an NPV8% of $4.6 billion assuming metal prices of $2.86/lb copper, $1,201/oz gold and $17.38/oz silver. The 2016 Reserves Case base case NPV8% is US$6.94b using metal prices of $3.00/lb copper, $1,300/oz gold and $19.00/oz silver. The major differences in NPV8% are $0.9 billion due to the change in metal prices, $0.5 billion due to changes in the discounting period starting in 2017, $0.5 billion due to changes in operating costs and $0.4 billion from other changes.

Table 2: 2016 Reserves Case Discount Rate Range

	Discount Rate	After Taxation

NPV ($b)	Undiscounted	23.00

	5%	10.95

	6%	9.43

	7%	8.10

	8%	6.94

	9%	5.92

	10%	5.03

Alternative Production Cases

The overall strategy for the development of Oyu Tolgoi remains the same as it has been in previous studies. Oyu Tolgoi’s large resource base represents outstanding opportunities for production expansion (Figure 1).

• Oyut open pits	(2016 Mineral Reserve)

• Hugo North Lift 1 block cave (Panels 0–2)	(2016 Mineral Reserve)

• Hugo North Lift 1 block cave (Panels 3–5)	(Inferred)

• Hugo North Lift 2 block cave	(Inferred)

• Hugo South block cave	(Inferred)

• Heruga block cave	(Inferred)

The Alternative Production Cases have been developed to provide early-stage analysis of the development flexibility that exists with respect to the potential later phases of the Oyu Tolgoi deposits (Heruga, Hugo South, and the second lift of Hugo North). Development of the deposits will require separate development decisions in the future based on then-prevailing conditions and the development experience obtained from developing and operating the initial phases of Oyu Tolgoi. Figure 2 shows an example of the decision tree for the possible development options at Oyu Tolgoi. This has been updated in 2016 OTTR to include alternative production options that take advantage of productivity improvements in plant throughput that have begun to be recognized in the process plant.

Figure 2: Oyu Tolgoi Development Options

The 2016 Resources Case, which is a baseline of the expansion analysis, assumes that the plant capacity remains at the planned 2016 Reserves Case average production rate of 110,000 tonnes per day (40 Mt/a) and that the Oyut open pit and Hugo North Lift 1 are followed by Hugo North Lift 2, Hugo South, and Heruga. The decision tree shows options assuming that continuous improvements in plant productivity are achieved over the next five years. After this time period there would be key decision points for plant expansion and the development of new mines at Hugo North Lift 2, Hugo South, and eventually Heruga. This provides the Oyu Tolgoi project an opportunity to incorporate actual performance of the operating mine into the study before the next investment decisions are required.

Following the commencement of development of Hugo North Lift 1, the next decision point for the Oyu Tolgoi project is the development of the Hugo North Lift 2 block cave at Year 10. Optimization and utilization of the installed underground haulage capacity of 140,000 t/d (50 Mt/a) will need to be considered along with the results of the Hugo North Lift 1 development and cave performance when determining the optimal Hugo North Lift 2 scenario. If the performance of Hugo North Lift 1 is such that it has a faster ramp up and/or greater final production rate than predicted in OTFS16 and if that performance was to apply to Hugo North Lift 2, then the decision point for plant expansions would be brought forward. The Alternative Production Cases and plant capacity assumptions are shown in Table 3.

Table 3: Alternative Production Cases and Plant Capacity Assumptions

Alternative Production Case	Plant Capacity Assumptions
2016 Resources Case	Plant capacity 40 Mt/a for life.
Resources 50	Plant capacity 40 Mt/a with a 5.0% improvement in throughput capacity per year for five years to 125% of initial capacity. The average production is 50 Mt/a.
Resources 100	Resources 50 followed by an expansion to 100 Mt/a.
Resources 120	Resources 50 followed by an expansion to 120 Mt/a.

The economic analyses of the Alternative Production Cases are effectively Preliminary Economic Assessments under NI 43-101 and therefore do not have as high a level of certainty as the 2016 Reserves Case. The Alternative Production Cases are preliminary in nature and include Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the cases will be realized. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

Separate capital and operating costs estimates for equipment, plant and infrastructure were factored for the additional expansions using the 2016 Reserves Case and the 2016 Resources Case. Further allowances were made for timing and where the underground production rate in the Hugo Dummett deposits is greater than 50 Mt/a, in which case, costs for additional shafts were added to allow for the increase in the hoisting capacity.

A comparison was made of the 2016 Reserves Case (base case) with the Alternative Production Cases. Four cost sensitivity options were analyzed. Each sensitivity assumes an improvement in the costs and productivities. The improvements could be the result of optimization and efficiencies from the experience that will be gained over the years of developing and operating the plant and mines at Oyu Tolgoi. The cost assumptions are:

•	Underground construction capital costs reduced by 30%.
•	Operating costs reduced by 15%.
•	G&A costs are assumed to reach a long-term average annual cost of $50M from Year-7.
•	Rail freight available to the project after 2020 and the concentrate freight cost is reduced to $25 per tonne.

The After Tax NPV8% results of the comparisons are shown in Table 4 where:

•	Option ‘A’ compares the results using the base case assumptions and
•	Options ‘B’ to ‘E’ show the results of applying the sensitivities cumulatively.

The results indicate:

•	Option ‘A’ (base case assumptions) there is an improvement in value for the 2016 Resources Case with the Resources 50 Case having the highest value.
•	When each of the options is applied cumulatively there is an increase in value and the Resources 100 Case has the highest value for Options ‘B’ and ‘C’ and
•	Resources 120 Case has the highest value for Options ‘D’ and ‘E’.

The expansion capital costs and variation for each of the options are shown in Table 5. These costs include the expansion capital for each new mine and for plant and infrastructure.

Table 4: 2016 Reserves Case and Alternative Production Cases – NPV8% After Tax Comparison based on $3.00/lb copper and $1,300/oz gold

Option	Cost Assumptions	Unit	2016 Reserves Case	2016 Resources Case	Resources 50 Case	Resources 100 Case	Resources 120 Case

A	2016 Base Case	$b	6.94	8.37	9.32	8.88	8.80

B	Underground Construction Capital Reduced by 30%	$b	7.85	9.64	10.57	10.59	10.51

C	Underground Construction Capital Reduced by 30% and Operating Costs by 15%.	$b	8.97	10.20	11.86	12.00	11.98

D	Underground Construction Capital, Operating, and G&A Costs Reduced	$b	9.14	10.43	12.20	12.50	12.57

E	Underground Construction Capital, Operating, and G&A Costs Reduced and Rail Transport	$b	9.62	11.02	13.15	13.58	13.69

Notes:

1.	Based on $3.00/lb copper, $1,300/oz gold, $19.00/oz silver, 8.0% discount rate.
2.

The economic analysis analyses of the Alternative Production Cases are effectively Preliminary Economic Assessments under NI 43-101 and therefore do not have as high a level of certainty as the 2016 Reserves Case. The Alternative Production Cases are preliminary in nature and include Inferred Mineral Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the cases will be realized. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

3.

Economic analysis has been calculated from the start of 2017 and excludes $0.46b expansion capital spent in 2016. Expansion capital costs include only direct project costs and exclude interest expense, capitalized interest, debt repayments, tax pre-payments and forex adjustments.

Table 5: 2016 Reserves Case and Alternative Production Cases – Expansion Capital Costs

Option	Cost Assumptions	Unit	2016 Reserves Case	2016 Resources Case	Resources 50 Case	Resources 100 Case	Resources 120 Case

A	2016 Base Case	$b	4.63	9.73	9.73	13.47	14.86

B	Underground Construction Capital Reduced by 30%	$b	4.13	7.69	7.69	11.43	12.82

C	Underground Construction Capital Reduced by 30% and Operating Costs by 15%.	$b	4.13	7.69	7.69	11.43	12.82

D	Underground Construction Capital, Operating, and G&A Costs Reduced	$b	4.13	7.69	7.69	11.43	12.82

E	Underground Construction Capital, Operating, and G&A Costs Reduced and Rail Transport	$b	4.13	7.69	7.69	11.43	12.82

Notes:

1.	In all cases, expansion capital costs exclude 2016 expansion capital cost of $0.46b, interest expense, capitalized interest, debt repayments, tax pre-payments and forex adjustments.
2.	Costs shown are real costs not nominal costs.
3.	Based on $3.00/lb copper, $1,300/oz gold, $19.00/oz silver, 8.0% discount rate.
4.

The economic analysis analyses of the Alternative Production Cases are effectively Preliminary Economic Assessments under NI 43-101 and therefore do not have as high a level of certainty as the 2016 Reserves Case. The Alternative Production Cases are preliminary in nature and include Inferred Mineral Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the cases will be realized. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

The 2016 OTTR updated mineral reserves are provided in Table 6.

Table 6: Oyu Tolgoi Mineral Reserves 2016

					Recovered Metal

Deposit by Classification	Ore (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Cu (Mlb)	Au (koz)	Ag (koz)

Oyut Mineral Reserve

Proven	353	0.54	0.35	1.40	3,266	2,775	11,837

Probable	598	0.39	0.23	1.11	4,058	3,103	15,977

Oyut Total (Proven and Probable) Mineral Reserve	951	0.45	0.28	1.22	7,325	5,878	27,814

Hugo North Mineral Reserve

Probable (Hugo North – OT LLC)	464	1.66	0.34	3.37	15,592	4,199	43,479

Probable (Hugo North – EJV)	35	1.59	0.55	3.72	1,121	519	3,591

Hugo North Total (Probable) Mineral Reserve	499	1.66	0.35	3.40	16,713	4,717	47,070

Oyu Tolgoi Mineral Reserve

Proven	353	0.54	0.35	1.40	3,266	2,775	11,837

Probable	1,097	0.97	0.29	2.15	20,771	7,820	63,047

Total Mineral Reserve	1,450	0.86	0.30	1.97	24,037	10,595	74,884

Notes:

1.

Metal prices used for calculating the financial analysis are as follows: long-term copper at $3.00/lb; gold at $1,300/oz; and silver at $19.00/oz. The analysis has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

2.	For mine planning the metal prices used to calculate block model NSR were copper at $3.01/lb; gold at $1,250/oz; and silver at $20.37/oz.
3.

The Net Smelter Return (NSR) is used to define the Mineral Reserve cut-offs at Oyu Tolgoi, therefore cut-off is denominated in $/t. By definition the cut-off is the point at which the costs are equal to the NSR. For the open pit processing and general administration, the following operating costs have been used to determine cut-off grades: Southwest at $8.37/t, Central Chalcocite, Central Covellite, and Central Chalcopyrite at $7.25/t and the underground (including some mining costs) costs were based on $15.34/t.

4.

For the underground block cave, all Mineral Resources within the shell have been converted to Mineral Reserves. This includes Indicated Mineral Resources below the resource cut-off grade. It also includes Inferred Mineral Resources, which have been assigned a zero grade and treated as dilution.

5.	The Oyut open pit Mineral Reserves are the Mineral Reserves in the pit at the effective date of December 31, 2015. The Mineral Reserves do not include stockpiles as at that date.
6.	For Oyut, only Measured Mineral Resources were used to report Proven Mineral Reserves and only Indicated Mineral Resources were used to report Probable Mineral Reserves.
7.	For Hugo North, Measured and Indicated Mineral Resources were used to report Probable Mineral Reserves.
8.

EJV is the Entrée–OT LLC Joint Venture. The Shivee Tolgoi and Javkhlant licenses are held by Entrée. The Shivee Tolgoi and Javkhlant licenses are planned to be operated by OT LLC. OT LLC will receive 80% of cash flows after capital and operating costs for material originating below 560 m, and 70% above this depth.

9.	The Mineral Reserves reported above were not additive to the Mineral Resources.
10.	Totals may not match due to rounding.
11.	The Oyut deposit was formerly known as Southern Oyu Tolgoi (SOT).

Disclosure of a scientific or technical nature in this press release was prepared under the supervision of the following persons: Bernard Peters, B. Eng. (Mining), FAusIMM, employed by OreWin Pty Ltd (OreWin) as Technical Director – Mining, and Sharron Sylvester, B.Sc Geology, MAIG (RPGeo), employed by OreWin as Technical Director – Geology, both of whom are “qualified persons” for the purposes of NI 43-101.

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ) is an international mining company whose primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia.

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Email: tony.shaffer@turquoisehill.com

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Forward-looking statements

Certain statements made herein and in the 2016 OTTR, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking information and statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts. Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate.

Such statements and information include statements concerning, among other things, cost reporting in the 2016 OTTR, production, cost and capital expenditure guidance; development plans for processing resources; the generation of cash flow; matters relating to proposed exploration and expansion; communications with local stakeholders and community relations; negotiation and completion of transactions; commodity prices; mineral resources, mineral reserves, realization of mineral reserves, existence or realization of mineral resource estimates; the development approach, the timing and amount of future production; timing of studies, announcements and analyses, the timing of construction and development of proposed additional mines and process facilities; capital and operating expenditures; economic conditions; the ability to draw down on the supplemental debt under the Oyu Tolgoi project financing facility and the availability of additional financing on terms reasonably acceptable to OT LLC, Rio Tinto and the Company to develop the Resources Case or any one or more of the Alternative Production Cases; exploration plans and any and all other timing, exploration, development, operational, financial, budgetary, economic, legal, social, regulatory and political matters that may influence or be influenced by future events or conditions. All such forward-looking information and statements are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements.

With respect to specific forward-looking information concerning the continued development of Oyu Tolgoi, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term power source for Oyu Tolgoi; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents band permits; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed the costs projected the Feasibility Study and in the 2016 OTTR); projected copper, gold and silver prices and demand; and production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi. It is common in mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although Oyu Tolgoi has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations.

This press release and the 2016 OTTR contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The mineral resource estimates contained therein are inclusive of mineral reserves. Further, mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including future production from Oyu Tolgoi, the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized), which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Such estimates and statements are, in large part, based on the following:

•

Interpretations of geological data obtained from drill holes and other sampling techniques. Large scale continuity and character of the deposits will only be determined once significant additional drilling and sampling has been completed and analyzed. Actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of metals or increases in the costs to recover metals from the Company’s mining projects may render mining of ore reserves uneconomic and affect the Company’s operations in a materially adverse manner. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period;

•

Assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates;

•

Assumptions relating to projected future metal prices. The prices used reflect organizational consensus pricing views and opinions in the financial modeling for Oyu Tolgoi and are subjective in nature. It should be expected that actual prices will be different than the prices used for such modeling (either higher or lower), and the differences could be significant; and

•

Assumptions relating to the costs and availability of treatment and refining services for the metals mined from Oyu Tolgoi, which require arrangements with third parties and involve the potential for fluctuating costs to transport the metals and fluctuating costs and availability of refining services. These costs can be significantly impacted by a variety of industry-specific and also regional and global economic factors (including, among others, those which affect commodity prices). Many of these factors are beyond the Company’s control.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s Annual Information Form dated as of March 15, 2016 in respect of the year ended December 31, 2016 (the “AIF”).

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF that may affect future results is not exhaustive. When relying on the Company’s forward-looking information and statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking information and statements herein are made as of the date hereof and the Company does not undertake any obligation to update or to revise any of the included forward-looking information or statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking information and statements contained herein are expressly qualified by this cautionary statement.